UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

150 King Street West, Suite 200

Toronto, Ontario M5H 1J9 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

Tanzanian Gold Corporation (the “Company”) is furnishing this Form 6-K to provide its financial information for the three months ended November 30, 2021, and to incorporate such financial information into the Company’s registration statements referenced below.

Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file numbers 333-248210; 333-250146; and 333-255526) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document

99.1	Unaudited financial statements for the three months ended November 30, 2021
99.2	Management’s Discussion & Analysis for the three months ended November 30, 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: /s/ Donna Moroney

Donna Moroney, Secretary

Date: January 14, 2022